SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Herbalife Ltd.
(Name of Issuer)

Common Shares, par value $0.001 per Share
(Title of Class of Securities)

G4412G101
(CUSIP Number)

Andrew Langham, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 14 to the Schedule 13D relating to the Common Shares, par value $0.001 per share (the "Shares"), issued by Herbalife Ltd. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 14, 2013, as amended by Amendment Number 1 thereto, filed with the SEC on February 28, 2013, Amendment Number 2 thereto, filed with the SEC on March 1, 2013, Amendment Number 3 thereto, filed with the SEC on March 7, 2013, Amendment Number 4 thereto, filed with the SEC on May 7, 2013, Amendment Number 5 thereto, filed with the SEC on March 14, 2014, Amendment Number 6 thereto, filed with the SEC on March 24, 2014, Amendment Number 7 thereto, filed with the SEC on July 15, 2016, Amendment Number 8 thereto, filed with the SEC on August 26, 2016, Amendment Number 9 thereto, filed with the SEC on November 3, 2016, Amendment Number 10 thereto, filed with the SEC on November 8, 2016, Amendment Number 11 thereto, filed with the SEC on March 13, 2017, Amendment Number 12 thereto, filed with the SEC on August 21, 2017, and Amendment Number 13 thereto, filed with the SEC on October 11, 2017, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On March 20, 2018, the Reporting Persons entered into a Lock-Up Agreement with the initial purchasers of the Convertible Senior Notes due 2024 to be offered by the Issuer, a copy of which is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1	Lock-Up Agreement, dated as of March 20, 2018, among the Reporting Persons and the initial purchasers of the Convertible Senior Notes due 2024 to be offered by the Issuer.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2018

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:  /s/ Edward E. Mattner
Name:  Edward E. Mattner
Title:  Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D, Amendment No. 14 – Herbalife Ltd.]